Exhibit 12
CENTURYLINK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months Ended September 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
	(Dollars in Millions)
(Loss) income before income taxes and cumulative effect of change in accounting principle	$(106)	1,250	948	1,531	813	561
Less: income from equity investee	(12)	(15)	(13)	(16)	(19)	(13)
Add: estimated fixed charges	1,110	1,504	1,223	615	418	229
Add: estimated amortization of capitalized interest	11	15	12	2	2	1
Add: distributed income of equity investee	10	12	14	16	20	16
Less: preferred dividends	—	—	—	—	—	—
Less: interest capitalized	(30)	(43)	(25)	(13)	(3)	(2)
Total earnings available for fixed charges	$983	2,723	2,159	2,135	1,231	792
Estimate of interest factor on rentals	$110	142	126	57	48	27
Interest expense, including amortization of premiums, discounts and debt issuance costs	970	1,319	1,072	545	367	200
Interest capitalized	30	43	25	13	3	2
Total fixed charges	$1,110	1,504	1,223	615	418	229
Ratio of earnings to fixed charges (excess of fixed charges over earnings)	(127)	1.81	1.77	3.47	2.94	3.46